Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero

JCorriero@stradley.com

215.564.8528

January 29, 2024

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on December 18, 2023, to Post-Effective Amendment No. 84, Amendment No. 86, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on November 22, 2023, to register shares of the Virtus AlphaSimplex Managed Futures ETF series of the Trust (the “Fund”). I have reproduced your comments below, followed by our responses.

General Comments

1.	Please acknowledge that the Trust’s responses to the staff’s comments will be filed on EDGAR at least five business days in advance of the Amendment’s effective date.

RESPONSE: The Trust acknowledges that the responses to the staff’s comments will be filed in accordance with such request.

Prospectus Comments

RISK/RETURN SUMMARY INFORMATION

Fees and Expenses of the Fund

2.	Please provide a completed fee table and expense example in your response letter that the staff can review prior to the Amendment becoming effective.

Philadelphia | Washington | New York | Chicago

RESPONSE: The completed fee table and expense example for the Fund are included below:

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.80%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.80%

(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser, Virtus ETF Advisers LLC (the “Adviser”) pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$84	$263

Principal Investment Strategy

3.	The first paragraph of the “Principal Investment Strategy” section states, “The Fund seeks to provide capital appreciation consistent with the risk/return characteristics of the managed futures industry.” The Fund’s stated investment objective is “to generate positive absolute returns over time”; please reconcile the above stated sentence in the Fund’s “Principal Investment Strategy” section to align with the Fund’s stated investment objective. If the Fund’s investment objective is positive absolute returns, please disclose what absolute returns are.

RESPONSE: The Fund will revise the first sentence of the “Principal Investment Strategy” section as noted below.

“The Fund seeks to ~~provide capital appreciation~~ generate positive absolute returns (i.e., total returns that are earned from an investment over time) consistent with the risk/return characteristics of the managed futures industry.”

4.	Please disclose an 80% policy to invest in the assets suggested by the Fund’s name or, in the alternative, please revise the Fund’s name (e.g., consider adding the word “Strategy” to the Fund’s name).

RESPONSE: The Fund will adopt a policy to invest at least 80% of the value of its net assets (plus any borrowings for investment purposes) in futures contracts. In accordance with the position of the Securities and Exchange Commission (the “Commission”) as reflected in the adopting release to recent amendments to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”),1 the Fund will determine the value of its assets for purposes of determining compliance with Rule 35d-1 by valuing each derivatives instrument using the instrument’s notional amount. As stated by the Commission in such adopting release, the Commission “believe[s] the use of notional values better reflects the investment exposure of derivatives investments than market values for purposes of assessing names rule compliance in most cases,” resulting in the Commission “requiring, rather than permitting, the use of notional values.”2

5.	The second sentence of the second paragraph of the “Principal Investment Strategy” section states, “AlphaSimplex believes that managers within the managed futures industry are able to benefit from persistent price trends that are the result of various behavioral biases among market participants.” Please revise to clarify what AlphaSimplex’s belief is.

RESPONSE: The Fund will replace the referenced sentence with the following:

“AlphaSimplex believes that investor behavior can lead to trends (or momentum) in market prices and that managers within the managed futures industry are able to benefit from such persistent price trends by actively trading in futures markets.”

6.	The third sentence of the second paragraph of the “Principal Investment Strategy” section states, “The Fund’s principal investment strategy combines advanced replication techniques with insights from trend models and risk management approaches in an effort to capture time-varying trend opportunities, across a range of different asset classes, held both long and short.” Please revise the stated sentence to be in plain English.

RESPONSE: The Fund will replace the referenced sentence with the following:

“The Fund’s principal investment strategy combines (i) replication techniques (i.e., mathematical techniques for identifying which trends appear to be attracting the most attention among managed futures managers) with (ii) quantitative trend models and risk management approaches (i.e., techniques generally similar to those that managed futures managers use to identify trends to invest in), in an effort to generate returns that are broadly representative of the managed futures industry. As with the portfolios of many managed futures managers, the resulting strategy seeks to capture time-varying opportunities, across a range of different asset classes, held both long and short.”

[1]	See Investment Company Names, Release No. IC-35000 (Sept. 20, 2023), available at https://www.sec.gov/files/rules/final/2023/33-11238.pdf.
[2]	Id. at page 212.

7.	The last sentence of the second paragraph of the “Principal Investment Strategy” section states, “AlphaSimplex believes that following a wide variety of trends based on an aggregated view of the managed futures industry as a whole, combined with active risk management, may allow the Fund to earn a positive expected return over time that is also representative of the overall industry.” Please identify which industry the stated sentence is referring to.

RESPONSE: The Fund will replace the referenced sentence with the following:

“AlphaSimplex believes that this combination of techniques, together with active risk management, may allow the Fund to earn a positive expected return over time that is also representative of the overall managed futures industry.”

Please also note that the “managed futures industry” is not representative of an economic sector or sub-sector, but rather an investment class in which firms utilize a variety of information and active management techniques to extract returns from the market primarily through futures contracts and other derivatives. To avoid any confusion, the Fund will add this disclosure to the Prospectus.

8.	The first sentence of the third paragraph of the “Principal Investment Strategy” section states, “Under normal market conditions, AlphaSimplex typically will make extensive use of a variety of derivative instruments, including futures and forward contracts, to capture the exposures suggested by its strategy while also seeking to add value through volatility management.” Please describe how the Fund will add value through volatility management.

RESPONSE: The Fund will replace the referenced sentence with the following:

“Under normal market conditions, AlphaSimplex typically will make extensive use of a variety of derivative instruments, including futures and forward contracts, to capture the exposures suggested by its strategy.”

9.	The second sentence of the third paragraph of the “Principal Investment Strategy” section states, “These market exposures, which are expected to change over time, primarily include exposures to the returns of U.S. and non-U.S. equity and fixed-income securities and securities indices (including both broad- and narrow-based securities indices), currencies, and commodities.” Please identify the types of fixed income securities exposure that are part of the Fund’s principal investment strategies.

RESPONSE: The Fund will replace the referenced sentence with the following:

“These market exposures, which are expected to change over time, primarily include exposures to the returns of U.S. and non-U.S. equity and fixed-income securities and securities indices, currencies, and commodities. More specifically, such equity exposures represent equity indices from various countries or groups of countries (including emerging market countries), fixed-income exposures represent benchmark government securities in various developed markets, currency exposures represent the values of various foreign currencies relative to the U.S. dollar, and commodity exposures represent benchmarks within the agriculture, livestock, base metals, precious metals, and energy commodity sectors.”

10.	That same sentence referenced in Comment 9 refers to “exposures to the returns of … non-U.S.” securities and other assets. If such non-U.S. exposure includes emerging markets as a principal investment strategy, please state so and disclose corresponding risks in the “Principal Risks” section.

RESPONSE: The Fund will add an emerging markets risk to the “Principal Risks” section.

11.	Please disclose any credit quality and maturity policies of the fixed income securities to which the Fund seeks exposure as part of its principal investment strategies.

RESPONSE: As noted in the revised description in our response to Comment 9, such fixed-income exposures represent exposures to benchmark government securities in various developed markets. No additional credit quality or maturity policies apply to those underlying fixed-income securities.

12.	Please identify the types of commodities to which the Fund seeks exposure as part of its principal investment strategies and disclose corresponding risks in the “Principal Risks” section.

RESPONSE: As noted in the revised description in our response to Comment 9, such commodity exposures represent benchmark commodities within the agriculture, livestock, base metals, precious metals, and energy commodity sectors. The Fund will also review its commodity-related risk to determine whether any revisions are appropriate.

13.	The second sentence to the third paragraph of the “Principal Investment Strategy” section includes a parenthetical that states, “including both broad- and narrow-based securities indices.” Please include a description of what narrow-based securities indices are.

RESPONSE: As noted in the revised description in our response to Comment 9, the Fund will delete the referenced parenthetical.

14.	The third sentence to the third paragraph of the “Principal Investment Strategy” section states, “AlphaSimplex will have great flexibility to allocate the Fund’s derivatives exposure among various securities, indices, currencies, commodities and other instruments; the amount of the Fund’s assets that may be allocated to derivative strategies and among these various instruments is expected to vary over time.” Please identify any “other instruments” that are part of the Fund’s principal investment strategy in the “Principal Investment Strategy” section and disclose corresponding risks in the “Principal Risks” section.

RESPONSE: The reference to “other instruments” is intended to provide flexibility to AlphaSimplex to allocate the Fund’s exposure across asset classes in accordance with the stated objective and policies, although there are currently no “other instruments” to which AlphaSimplex intends obtaining exposure as part of the Fund’s principal investment strategies. To the extent other instruments later become principal investment strategies of the Fund, such instruments will be disclosed in the “Principal Investment Strategy” section of the Fund’s Prospectus.

15.	Because the Fund may take short positions, please confirm that an estimate of the dividend and interest expense on short sales will be reflected in the fee table.

RESPONSE: The Trust acknowledges the staff’s comment and respectfully notes that the Fund will only take short positions in derivatives markets. Accordingly, dividend and interest expenses associated with short positions in markets for individual equities are not applicable with respect to the Fund. Accordingly, the fee table will include no such expenses.

16.	The last sentence of the third paragraph of the “Principal Investment Strategy” section states, “AlphaSimplex currently targets an annualized volatility level in line with the managed futures industry (as measured by standard deviation of the industry’s returns).” Consider disclosing the managed futures industry volatility level as of a recent date as an example.

RESPONSE: Immediately following the referenced sentence, the Fund will add the following sentence:

“As of December 31, 2023, AlphaSimplex’s estimate of the annualized volatility level of the managed futures industry is 9%.”

17.	The following comments relate to the use of the wholly owned subsidiary organized under the laws of the Cayman Islands that will make commodity-related investments (the “Subsidiary”):

a)	Please disclose that any adviser to the Subsidiary complies with the provisions of Section 15 of the 1940 Act relating to advisory contracts as if such adviser was an adviser to the Fund. Please confirm that an advisory agreement between the Subsidiary and its adviser will be filed as an exhibit to the registration statement.

RESPONSE: The Trust will add the requested disclosure. Supplementally, the Trust confirms that the investment advisory agreement between the Subsidiary and its adviser will be included as an exhibit to the Trust’s Registration Statement.

b)	Please identify the custodian of the Subsidiary in the Fund’s Registration Statement.

RESPONSE: The Fund will identify The Bank of New York Mellon as the Subsidiary’s custodian, which is also the Fund’s custodian.

c)	Please disclose any of the Subsidiary’s principal strategies or principal risks that are also principal strategies or principal risks of the Fund.

RESPONSE: The Trust acknowledges the staff’s comment and respectfully notes that because the Subsidiary will merely be a trading conduit for the Fund, and will be a disregarded entity for tax and accounting purposes, there are no additional principal strategies or principal risks of the Subsidiary that are different from those of the Fund.

d)	Please explain whether the Subsidiary’s financial statements will be consolidated with those of the Fund. If not, please explain why.

RESPONSE: The Trust acknowledges the staff’s comment and respectfully notes that, as stated above, the Subsidiary will be a disregarded entity for tax and accounting purposes. Accordingly, the Fund’s financial statements will be prepared as though the investments owned by the Subsidiary were owned directly by the Fund.

e)	Please confirm that the Subsidiary and its board will agree to SEC staff inspection of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

RESPONSE: The Trust confirms that the Subsidiary and its board will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

f)	Please confirm the Subsidiary and its board will agree to designate an agent for service of process in the US.

RESPONSE: The Trust confirms that the Subsidiary and its board will agree to designate an agent for service of process in the US.

g)	Please confirm that the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fee” line item in the Fund’s fee table, and that the Subsidiary’s other expenses will be included in other “Other Expenses” line item in the Fund’s fee table.

RESPONSE: The Trust confirms that the management fee reflected in the fee table will include management fees charged to the Subsidiary, if any. In addition, there are no “Other Expenses” in the Fund’s fee table because of the unified fee structure under the Fund’s advisory agreement.

18.	The first sentence of the fifth paragraph of the “Principal Investment Strategy” section states, “Under normal market conditions, it is expected that no more than 25% of the Fund’s total assets will be dedicated to initial and variation margin payments relating to the Fund’s derivative transactions, including those held by the Subsidiary.” Please describe what initial and variation margin payments are.

RESPONSE: The Fund will add the following disclosure to the “Additional Information Regarding the Fund’s Principal Investment Strategy” section of the Prospectus:

“Margin is intended to mitigate the risk of non-performance by the Fund with respect to the Fund’s derivatives transactions. Margin is comprised of both initial margin and variation margin amounts. Initial margin is the amount provided at the outset of a derivatives transaction to cover potential future exposure, while variation margin is any amount provided thereafter to account for changes in portfolio value resulting from market price movements.”

19.	The third sentence of the fifth paragraph of the “Principal Investment Strategy” section states, “The Fund expects that under normal market conditions it will invest at least 75% of its total assets in money market instruments and other short-term, high-quality investment-grade, U.S.-dollar denominated securities (such as bankers’ acceptances, certificates of deposit, commercial paper, loan participations, repurchase agreements and time deposits) (the “Cash-Equivalent Portfolio”), although the Fund may invest less than this percentage.” Please briefly disclose what money market instruments are part of the Fund’s principal investment strategies.

RESPONSE: The Fund will revise the referenced disclosure as noted below.

“The Fund expects that under normal market conditions it will invest at least 75% of its total assets in money market instruments (specifically, obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities) and other short-term, high-quality investment-grade, U.S.-dollar denominated securities (such as bankers’ acceptances, certificates of deposit, commercial paper, loan participations, repurchase agreements and time deposits) (the “Cash-Equivalent Portfolio”), although the Fund may invest less than this percentage.”

20.	The last sentence of the fifth paragraph of the “Principal Investment Strategy” section states, “The assets allocated to the Cash-Equivalent Portfolio will be used primarily to support the Fund’s investments in derivatives and, secondarily, to provide the Fund with incremental income and liquidity.” Please clarify what it means to “support” the Fund’s investments in derivatives.

RESPONSE: The Fund will revise the referenced disclosure as noted below.

“The assets allocated to the Cash-Equivalent Portfolio will be used primarily to ~~support~~ serve as margin or collateral for the Fund’s investments in derivatives and, secondarily, to provide the Fund with incremental income and liquidity.”

Principal Risks

21.	“Derivatives Risk” states, “Derivatives may include, among other things, futures, options, forwards and swap agreements and may be used in order to hedge portfolio risks, create leverage or attempt to increase returns.” The first sentence of the third paragraph of the “Principal Investment Strategy” section states, “Under normal market conditions, AlphaSimplex typically will make extensive use of a variety of derivative instruments, including futures and forward contracts, to capture the exposures suggested by its strategy while also seeking to add value through volatility management.” Please revise the “Derivatives Risk” disclosure to reflect the risk of what the Fund intends to do with derivatives.

RESPONSE: The Fund will delete the first sentence from “Derivatives Risk.”

22.	“Equity Securities Risk” refers to “small or medium-sized companies.” If the Fund gets exposure to small and mid-capitalization companies as a principal investment strategy, please state so in the “Principal Investment Strategy” section.

RESPONSE: The Fund will delete the last sentence from “Equity Securities Risk.”

23.	Under the “Fixed Income Securities Risks” heading, please revise “Yield Curve Risk” to be in plain English.

RESPONSE: The Fund will replace the referenced risk disclosure with the following:

“Yield curve risk refers to the risk that changes in interest rates may affect yields of fixed-income securities differently for securities with different maturities. If the yield curve flattens, then the spread between long- and short-term yields narrows and if the yield curve steepens, then the spread between long- and short-term yields increases.”

24.	Please consider adding a “New Fund Risk” as a principal risk or, in the alternative, please add this type of disclosure to another risk.

RESPONSE: The Trust refers the staff to the current disclosure entitled “Small Fund Risk,” which substantially covers the same risks as New Fund Risk.

Performance Information

25.	Please tell the staff what appropriate broad-based index the Fund will use in its performance table.

RESPONSE: The Fund will use the SG CTA Index in its performance table.

ADDITIONAL INFORMATION REGARDING THE FUND’S INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Additional Information Regarding the Fund’s Principal Investment Strategy

26.	Please note that the staff’s comments to the Summary Prospectus section, as noted above, also apply to the Item 9 section of the Prospectus, to the extent applicable.

RESPONSE: The Trust acknowledges the staff’s comments and will review and revise the remainder of the Prospectus disclosure as appropriate.

27.	The third paragraph of the “Additional Information Regarding the Fund’s Principal Investment Strategy” section states, “The standard deviation is a measure of how dispersed the data are in relation to the average data point. For a particular time period, the standard deviation of the Fund’s returns is, therefore, a measure of how dispersed daily fund returns are relative to the average daily fund return during this period.” Please consider adding this statement to the “Principal Investment Strategy” section of the Summary Prospectus.

RESPONSE: The Fund will add the referenced disclosure to the “Principal Investment Strategy” section as requested.

Additional Information Regarding the Fund’s Principal Risks

28.	For the “Interest Rate Risk” disclosure under the “Fixed Income Securities Risk” heading, please consider disclosing how interest rate risk relates to the current interest rate environment may affect the Fund. See IM Guidance Update 2016-02.

RESPONSE: The Fund has reviewed the disclosure and believes it is appropriate as written.

REGULATION UNDER THE COMMODITY EXCHANGE ACT

29.	Please consider if performance disclosure is required by CFTC Rule 4.12(c)(3)(i)(A). See also IM Guidance Update 2013-05 at II.

RESPONSE: The Fund does not believe that any such prior performance disclosure is required in its Prospectus pursuant to CFTC Rule 4.12(c)(3)(i)(A).

SAI Comments

INVESTMENT LIMITATIONS

30.	Please revise the first sentence of the last paragraph in the “Investment Limitations” section to add the words, “so that the Fund complies with these provisions of the 1940 Act on an aggregate basis with the Subsidiary.”

RESPONSE: The Trust acknowledges the staff’s comment and will make the requested change.

Part C

31.	Exhibits (d)(2) and (d)(11) refer to form of agreements; please file the executed agreements.

RESPONSE: The Trust filed executed versions of Exhibits (d)(2) and (d)(11) on November 28, 2023 in the Trust’s Post-Amendment No. 85.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or, in my absence, to Michael D. Mabry at (215) 564-8011.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	William Smalley

Daphne Chisolm

Michael Mabry